SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
PAB Bankshares, Inc.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
69313P101

(CUSIP Number)
September 9, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69313P101	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS GreenSky Trade Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Georgia, United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,240,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,240,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,240,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	69313P101	13G	Page	3	of	5

Item 1.	(a)	Name of Issuer:

PAB Bankshares, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

3250 North Valdosta Road
Valdosta, Georgia 31602

Item 2.	(a)	Name of Person Filing:

GreenSky Trade Credit, LLC

	(b)	Address of Principal Business Office or, if None, Residence:

1791 Northeast Expressway Suite 100A Atlanta, Georgia 30329

	(c)	Citizenship:

State of Georgia, United States of America

	(d)	Title of Class of Securities:

Common Stock, no par value per share

	(e)	CUSIP Number:

69313P101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No.	69313P101	13G	Page	4	of	5

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned: 1,240,000

	(b)	Percent of class: 8.8%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote — 1,240,000

		(ii)	Shared power to vote or to direct the vote — N/A

		(iii)	Sole power to dispose or to direct the disposition of — 1,240,000

		(iv)	Shared power to dispose or to direct the disposition of — N/A

Item 5.	Ownership of Five Percent or Less of a Class.
                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following          ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification And Classification of Members of The Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	69313P101	13G	Page	5	of	5
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 21, 2009

GreenSky Trade Credit, LLC
By:	/s/ Jacob F. Crowe
	Name:	Jacob F. Crowe
	Title:	Chief Financial Officer